FMC

FRASER MILNER CASGRAIN LLP

02015710

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

February 14, 2002

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

RECEIVED
MAR 01 2002
149

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Ladies and Gentlemen:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of a press release dated December 4, 2001, which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

dlw 3/7

The document furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such document will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it in the enclosed addressed envelope. If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert

MAH/mb
Enclosures

1398544_1.DOC

FMC

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

February 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Ladies and Gentlemen:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of a press release dated December 4, 2001, which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

The document furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such document will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it in the enclosed addressed envelope. If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert

MAH/mb
Enclosures

1398544_1.DOC

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: JANNOCK PROPERTIES LIMITED

CDNX SYMBOL: JPL

December 4, 2001

Jannock Properties Limited Reports Land Sale And Settlement Of Damages Claim

TORONTO, ONTARIO--Jannock Properties Limited today announced that it had entered into an agreement for the sale of a 73-acre block of industrial land at one of its Burlington sites for a price of $4,250,000. The sale, which will be for cash, is expected to close in the first half of 2002.

Jannock Properties further disclosed that it had received the arbitrators ruling regarding a claim for damages made by a former employee of Jannock Limited for which it had assumed responsibility under the asset transfer agreement dated March 10, 2000. The arbitrators ruling resulted in a payment by Jannock Properties of $250,000 (US$156,000).

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited common shares are listed on the Canadian Ventures Exchange (trading symbol: JPL).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Jannock Properties Limited
Brian Jamieson
(905) 569-7752
bjamie@jannockproperties.com

INDUSTRY: REA
SUBJECT: MAT

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